

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549







05056908

May 31, 2005

ACT SEA
SECTION 14(a)
RULE 14a-8
PUBLIC AVAILABILITY 5/31/05

PROCESSED
JUN 0 6 2005
THOMSON
FINANCIAL

Lisa Snow, Esq.
Vice President and Chief Counsel
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of David I. Caplan

Dear Ms. Snow:

In a letter dated March 23, 2005, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to exclude from its proxy materials for its 2005 annual meeting a shareholder proposal submitted by letter dated July 4, 2004, from David I. Caplan. The proposal provides:

> Resolved: No funds shall be invested by CREF in any entity brought to its attention that publicly advocates legislation controlling firearms possession in the home.

You request confirmation that we would not recommend enforcement action to the Commission if the Fund excludes the proposal in reliance on Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if "the proposal deals with a matter relating to the company's ordinary business operations."

There appears to be some basis for your opinion that the proposal may be omitted from the Fund's proxy materials pursuant to Rule 14a-8(i)(7). We note that the proposal calls for a restriction on the Fund's investment in certain portfolio securities. In this regard, the staff of the Commission is of the view that the ordinary business operations of an investment company include buying and selling portfolio securities.[1] Accordingly, the Division will not recommend enforcement action to the Commission if the Fund excludes the proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

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[1] *See* College Retirement Equities Fund (pub. avail. Sept. 7, 2000); Morgan Stanley Africa Investment Fund (pub. avail. April 26, 1996).

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Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented.

For your reference, I have enclosed a brief description of the Division of Investment Management's informal procedures regarding shareholder proposals. If you have any questions or comments concerning this matter, please feel free to contact me at (202) 551-6767.

Sincerely,



Sonny Oh
Staff Attorney
Office of Insurance Products

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including arguments as to whether or not proposed activities would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.



College Retirement
Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000

Lisa Snow
Vice President and Chief Counsel,
Corporate and Tax Law
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

March 23, 2005

DIVISION OF INVESTMENT MANAGEMENT
AND
2005
OFFICE OF INSURANCE PRODUCTS

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20054

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of David I. Caplan

Dear Mr. Kotapish:

The College Retirement Equities Fund ("CREF") hereby gives notice to the staff of the Securities and Exchange Commission (the "Staff") of CREF's intention to omit from its proxy statement and form of proxy ("2005 Proxy Materials") a shareholder proposal and supporting statement which was submitted to CREF by David I. Caplan (the "Proponent" or "Caplan") dated July 4, 2005 (the "Proposal") for its 2005 annual meeting.[1] Please be advised that pursuant to Rule 14a-8(j), CREF has simultaneously notified the Proponent of its intent to omit the Proposal from CREF's proxy materials by a copy of this letter.[2]

The Proposal requests that, "No funds shall be invested by CREF in any entity brought to its attention that publicly advocates legislation controlling firearms possession in the home." A copy of the proposal is attached hereto as Appendix A.

We request the Staff to confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its 2005 Proxy Materials. We believe that the Proposal may be omitted pursuant to each of paragraphs (i)(3) and (i)(7) of Rule 14a-8 (the "Rule") as discussed below.

CREF is a non-profit corporation established under the laws of New York State and registered with the Securities and Exchange Commission (the "Commission") as a diversified management company under the 1940 Act. Along with Teachers Insurance and Annuity

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[1] Unlike most other registered open-end investment companies, CREF voluntarily holds annual meetings of its participants even though it is not required to do so under the Investment Company Act of 1940, as amended (the "1940 Act") or state law. The owners of the CREF's variable annuity certificates are considered shareholders for the purposes of the federal securities laws and are referred to herein as participants.

[2] Mr. Caplan has submitted similar participant proposals at each of the past five CREF annual meetings, and has failed by a wide margin in each case to obtain majority support for his position. This year, for the reasons stated in this letter, CREF is seeking the exclusion of Mr. Caplan's proposal from the proxy materials.

Association of America ("TIAA"), a stock life insurance company, these companies comprise the leading provider of defined contribution pension plans for the nation's education and research communities.

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(3).

We believe that the Proposal and the supporting statement are contrary to the Commission's proxy rules and may be omitted from the 2005 Proxy Materials under paragraph (i)(3) of the Rule. The Proposal may properly be omitted from the 2005 Proxy Materials under Rule 14a-8(i)(3) because it violates Rule 14a-9 and Rule 14a-8(i)(6). The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the Proposal requires. The Staff reaffirmed and clarified the circumstances in which companies will be permitted to exclude proposals pursuant to this rule in Staff Legal Bulletin 14B. Staff Legal Bulletin 14B (September 15, 2004) ("SLAB 14B").

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under paragraph (i)(3) of the Rule as inherently misleading, because neither CREF's board nor the participants would be able to determine with any reasonable amount of certainty what actions would be taken if the Proposal were adopted.[3]

In the instant matter, Proponent requests that CREF refrain from investing funds in "any entity brought to its attention that publicly advocates legislation controlling firearms possession in the home." This Proposal is vague in several important respects.

First, the Proposal is unclear as to when a corporation's advocacy would be deemed to have been "brought to [CREF's] attention." Who would be authorized to bring such matters to

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[3] *See* Smithfield Foods, Inc. (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite, based, in part, on the company's arguments that (i) the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and (ii) if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); PG&E Corp. (Mar. 1, 2002) (allowing the company to omit Proponent's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's board of directors would be able to determine what actions the company would have to take to comply with the proposal); Philadelphia Electric Co. (July 30, 1992) (allowing the company to omit the proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); H.J. Heinz Company (May 25, 2001) (proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); and Philip Morris Companies Inc. (February 7, 1991) (allowing the company to omit a proposal to "immediately cease contributing money or aiding in any way politicians, individuals or organizations that advocate or encourage bigotry and hate" as vague, indefinite and, therefore, potentially misleading).

CREF's attention? Who at CREF would need to be informed? What sort of notification process would be required?

The Proposal is also unclear as to the standards to be applied in determining whether or not a particular company publicly advocates firearms legislation. What is meant by "publicly advocates?" What degree of verification is necessary or permissible on CREF's part in assessing the claims of individuals or organizations bringing instances of alleged advocacy to CREF's attention? Who would have final authority in applying these subjective standards?

The Proposal is also unclear regarding the required action if a company is indeed deemed to have publicly advocated firearms legislation.[4] The proposal states that "No funds shall be invested by CREF" in any such entity. Does this mean that CREF should divest itself of all existing holdings from such an issuer, or merely refrain from making future investments? When would the taint of such advocacy be deemed to expire, and who would be in a position to make this determination?

The Proposal at issue is inherently vague and misleading in that neither CREF nor the participants voting on the Proposal would be able to determine, with reasonable certainty, the actions that CREF would take if the Proposal were adopted. The confusion surrounding this Proposal could contravene the intention of the participants and make objective verification of CREF's compliance with the Proposal impossible.

Given the lack of specificity in Proponent's proposal, it is unclear what actions or measures CREF should consider taking if the Proposal were implemented. For these reasons, CREF believes that it has met its burden of demonstrating that the Proposal and the supporting statement can be excluded in their entirety from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3). See SLAB 14B.

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(7).

A. <u>The Proposal relates to CREF's ordinary business operations.</u>

Pursuant to paragraph (i)(7) of the Rule, a company can omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations."[5] The Proposal principally requests CREF to divest it's holding in the shares of any company "brought to [CREF's] attention that publicly advocates legislation controlling firearms possession in the home." This Proposal illustrates the type of interference with the conduct of ordinary business operations that paragraph (i)(7) is designed to prohibit. In essence, the Proposal would allow the

[4] The Staff has previously allowed registrants to exclude shareholder proposals that failed to define key terms and concepts. *See, e.g.*, General Electric Co. (Feb. 5, 2003) (concurring that the company could exclude a proposal that failed to define critical terms or otherwise provide guidance on how it should be implemented).

[5] *See e.g.*, General Electric Company (January 18, 2005) (relating to the expenditure of funds for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearms control legislation).

participants to dictate to CREF how the business and affairs of CREF should be managed, since the ordinary business of an investment company, like CREF, is selecting issuers in which to invest.

In the past, the Staff has granted relief to CREF for the exclusion of proposals relating to the divestment of shares in a single issuer.[6] Unlike proposals involving "substantial policy or other considerations," or the institution of a broad or fundamental corporate policy, [7] these prior proposals were excluded in reliance on Rule 14a-8(i)(7) since the ordinary business operations of an investment company includes buying and selling of portfolio securities.[8]

Although the Proposal at hand does not relate to the divestment of shares in a single issuer, we do not feel that it raises any substantial policy or other considerations, as we are unaware of any companies in which CREF invests that "publicly advocate legislation controlling firearms possession in the home." While publicly traded media corporations may own newspapers and other news outlets that may from time to time produce editorials for or against gun control legislation, we are unaware of any situations in which the corporation itself actively engages in public advocacy on this topic.

B. The Proposal does not raise significant social policy issues.

The Staff has indicated that a shareholder proposal that would normally be excludable as dealing with a matter relating to a company's ordinary business operations may not be excludable if it raises significant social policy issues.[9] The Staff has determined that shareholder proposals involve significant social policies if they involve issues that engender widespread debate,[10] media attention[11] and legislative and regulatory initiatives.[12] Here, the Proposal relates to

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[6] *See e.g.*, College Retirement Equities Fund (May 3, 2004) (the "2004 CREF Letter") (relating to the divestment of shares in COSTCO); and College Retirement Equities Fund (September 7, 2000) (the "2000 CREF Letter") (relating to the divestment of shares in Freeport McMoRan).

[7] See e.g., College Retirement Equities Fund (Aug. 9, 1999) (the "1999 CREF Letter") (proposal to establish a new socially conscious equity fund); Cargill Financial Markets PLC (Mar. 15, 1996) (proposal to convert the Fund to an open-end investment company); and The Charles Allmon Trust, Inc. (June 10, 1994) (proposal to change the advisory fee).

[8] *See*, 1999 CREF Letter (noting that the ordinary business of an investment company includes the "buying and selling of portfolio securities") and Cargill Financial Markets PLC (Mar 15, 1996) (noting that the shareholder proposal in that no-action letter did not "deal with the ordinary operations of an investment company, such as the buying and selling of securities.")

[9] *See* SEC Release No. 34-40018 (1998).

[10] Staff Legal Bulletin No. 14A (July 12, 2002) (noting that the presence of widespread public debate regarding an issue is among the factors considered in determining whether the issue involves a significant social policy). *See also*, E.I. du Pont de Nemours and Company (Mar. 6, 2000).

[11] The Coca-Cola Company (Feb. 7, 2000).

[12] Synopsis, Inc. (July 12, 2002).

CREF's divestment of companies that advocate legislation controlling firearm possession in the home.

While such legislation is itself a topic that may engender widespread debate, we are unaware of any widespread debate or media attention surrounding the gun control advocacy efforts of public companies. We believe that in order for Mr. Caplan's Proposal to raise significant social issues, there must be a clear link between the activities of the companies in which CREF invests and the controversial topic that is the point of his concern.

A tobacco divestment proposal, for example, may be said to raise significant policy issues as the products and activities of the tobacco companies themselves are the source of public controversy.[13] In the present case, the activities of the companies in which CREF invests are not, to our knowledge, the source of the controversy surrounding the issue of gun control. In the absence of a link between the products or activities of the companies in which CREF invests and the controversial topic that is the source of Proponent's concern, we feel that the Proposal does not raise any significant social issues and may be excluded.

C. **The Proposal may be excluded in its entirety.**

The Staff has previously noted in the context of operating companies that if any portion of a submission includes ordinary business matters, the *entire* submission may be excluded.[14] The IBM and General Electric no-action letters were based upon long-standing Staff precedent that when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). *See also*, Intel Corp. (Jan. 23, 2003) and E*Trade Group (Oct. 2000). In the instant matter, the Proponent's request that CREF refrain from investing in certain companies relates to ordinary business matters. Thus, the entire Proposal may be excluded.

Based on the foregoing, the Proposal may properly be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

III. Conclusion

In view of the foregoing, CREF respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from its proxy materials for its 2005 annual meeting.

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[13] *See, e.g.*, The Walt Disney Co. (Dec. 7, 2004) and Wal-Mart Stores, Inc. (April 1, 2002).

[14] *See, e.g.* International Business Machines Corporation (Jan. 9, 2001, reconsideration denied Feb. 14, 2001) and General Electric Company (Feb. 10, 2000).

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541.

Sincerely,



Lisa Snow

cc: Mr. David I. Caplan

Appendix A

To: CREF
From: David I. Caplan, Participant
Date: July 4, 2004

RE: Participant's Proposal and Supporting Statement

Resolved: No funds shall be invested by CREF in any entity brought to its attention that publicly advocates legislation controlling firearms possession in the home.

Participant's Supporting Statement

Firearm control laws disable the public's self-defense. Sudden unforeseen catastrophes like "9/11" and other calamities exacerbate the problem. During such catastrophes, the police are called away to rush to the scene, whereby the public at large becomes deprived of police protection. These catastrophes invite lawlessness that may threaten your life even in your own home. Under the best of circumstances, the police cannot be everywhere at once to respond to your emergency needs in time.

We have all heard and cherish the old adage that "a man's house is his castle." But what does it mean? Its meaning is found in the original, complete version: — "That everyone's house is a castle and **fortress** for defense against injury and violence as well as for repose." Here the word **fortress** furnishes the key to the meaning: No house should be open house for serial rapists and other dangerous criminal intruders. Rather, every house should have the right to be armed in order to protect against dangerous intruders like serial rapists and house robbers.

A house without the right to keep arms suitable for dealing with dangerous criminal intrusions hardly merits the name "**fortress**"! Firearms are essential to the maintenance of the absolute privacy, security, and inviolability of the home.

The right to keep arms logically must include all firearms suitable for defense of home and family against criminal intruders. Obviously excluded from this category of arms are such devices as stinger missiles, artillery pieces, military tanks, or bombs of any kind.

Firearms registration of home-defense firearms facilitates confiscation, thereby destroying the people's right to be let alone in their own homes. In August of 1935, the Gestapo confiscated the membership lists of all Jewish organizations, to compile a comprehensive list of German Jews. Four months later, the Gestapo forbade Jews from having licenses to own firearms.

No matter how you emotionally feel about firearms and firearms control or prohibition laws, these laws teach the enemies of other cherished constitutional rights a dangerous procedure for similarly gradually weakening and ultimately destroying other cherished rights.

Firearms in the home, much more often than not, save lives. Criminals do not register their guns.

For these reasons, proponent strongly urges you to vote **FOR** the proposal.